Exhibit 4.7

AMENDMENT NO 1

TO

RIGHTS AGREEMENT

dated as of

May 1, 2004

between

FOG CUTTER CAPITAL GROUP INC.

and

THE BANK OF NEW YORK

as Rights Agent

AMENDMENT NO 1 TO RIGHTS AGREEMENT, dated as of May 1, 2004 (the “Amendment”), between FOG CUTTER CAPITAL GROUP INC., a Maryland corporation (the “Corporation”) and THE BANK OF NEW YORK, a New York banking corporation (the “Rights Agent”) to the Rights Agreement, dated as of October 18, 2002 (the “Rights Agreement”), between the Corporation and the Rights Agent.

PRELIMINARY STATEMENT

WHEREAS, the Distribution Date with respect to the Rights has not occurred; and

WHEREAS, in accordance with Section 27 of the Rights Agreement, the parties to the Rights Agreement may amend the Rights Agreement prior to the Distribution Date without the consent of the holders of the Rights; and

WHEREAS, the Board of Directors of the Corporation desires more flexibility to deal with individuals or entities who may become Acquiring Persons without adversely impacting the Corporation’s tax position;

NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

SECTION 1.  Definitions.  All terms used in this Amendment that are defined in the Rights Agreement, either directly or by reference therein, have the meanings assigned to them therein, except to the extent such terms are defined or modified in this Amendment or the context clearly requires otherwise.  In the event that any term or provision contained herein shall conflict with or be inconsistent with any term or provision contained in the Rights Agreement, the terms and provisions of this Amendment shall govern.

SECTION 2.  Amendments.  The definition of “Acquiring Person” is hereby amended and restated in its entirety as follows:

“(a)  “Acquiring Person” shall mean (i) any Person who or which, together with all Affiliates of such Person, shall be the Beneficial Owner of 5% or more of the then outstanding Common Shares (other than as a result of a Permitted Offer (as hereinafter defined)) or was such a Beneficial Owner at any time after the date hereof, whether or not such person continues to be the Beneficial Owner of 5% or more of the then outstanding Common Shares and (ii) any Person who or which, together with all Affiliates of such Person, was the Beneficial Owner of 5% or more of the then outstanding Common Shares at any time prior to the date hereof, and thereafter such Beneficial Owner’s ownership interest increases by 1% or more of the then outstanding Common Shares (other than as a result of a Permitted Offer).  Notwithstanding the foregoing, (A) the term “Acquiring Person” shall not include (i) the Corporation, (ii) any Subsidiary of the Corporation, (iii) any employee benefit plan (including options granted thereunder) of the Corporation or of any Subsidiary of the Corporation, or (iv) any Person or entity organized, appointed or established by the Corporation for or pursuant to the terms of any such plan (including the Fog Cutter Long Term Vesting Trust), and (B) no Person shall become an “Acquiring Person”:

(i)                                     as a result of the acquisition of Common Shares by the Corporation which, by reducing the number of Common Shares outstanding, increases the proportional number of shares beneficially owned by such Person together with all Affiliates of such Person; provided that if (1) a Person would be or become an Acquiring Person (but for the operation of this subclause (i)) as a result of the acquisition of Common Shares by the Corporation, and (2) after such share acquisition by the Corporation, such Person, or an Affiliate of such Person, becomes the Beneficial Owner of any additional Common Shares, then such Person shall be deemed an Acquiring Person;

(ii)                                  if the Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person” has become such inadvertently, and such Person (A) does not attempt to exercise any control over the business affairs or management of the Corporation, including by means of a proxy solicitation, and (B) is able to rescind a sufficient number of Common Shares so that such Person not be an “Acquiring Person”, then such Person shall not be deemed an “Acquiring Person” for any purposes of this Agreement; or

(iii)                               if the Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person” has become such without materially adversely impacting the Corporation’s tax or NOL position or without exceeding the change of ownership limits contained in Section 382 and other related provisions of US tax law, then such Person shall not be deemed an “Acquiring Person” for any purposes of this Agreement.”

SECTION 3.  Warranties.  The Corporation hereby represents and warrants that the Distribution Date has not yet occurred and hereby certifies that the proposed Amendment is in compliance with the terms of Section 27 of the Rights Agreement and that the Rights Agent may execute such Amendment,

SECTION 4.  Ratification of Agreement.  As supplemented and amended by this Amendment, the Rights Agreement is in all respects ratified and confirmed and the Rights Agreement, as so supplemented and amended by this Amendment, shall be read, taken, and construed as one and the same instrument.

SECTION 5.  Counterparts.  This Amendment may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.

SECTION 6.  Governing Law; Instrument under Seal.  This Amendment shall be deemed to be a contract made under the laws of the State of Maryland and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State, provided, however, that the rights of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

FOG CUTTER CAPITAL GROUP INC.

By:	/s/ R. Scott Stevenson
Name: R. Scott Stevenson
Title: Senior Vice President

THE BANK OF NEW YORK

By:	/s/ Stacy Beech
Name: Stacy Beech
Title: Assistant Vice President

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